Exhibit 99.1

Policy with Respect to Repurchase of Advisor Shares

August 11, 2023

It shall be a policy of IPC Alternative Real Estate Income Trust, Inc. (the “Company”) with respect to any shares received by IPC Alternative Real Estate Advisor, LLC (the “Advisor”) as payment of its management fee, that the approval of the Company’s affiliate transaction committee, which is composed of all of the independent directors of the Company, is required for any repurchase request of the Advisor that, when combined with any repurchase requests submitted by stockholders of the Company through the share repurchase plan of the Company (the “SRP”), would cause the Company to exceed the limit on repurchases set forth in the SRP of 2% of the Company’s aggregate net asset value (“NAV”) per month and 5% of the Company’s aggregate NAV per calendar quarter. Any such approval must find that the repurchase will not impair the capital or operations of the Company and is consistent with the fiduciary duties of the independent directors.